Exhibit 12.1

JETBLUE AIRWAYS CORPORATION
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(in millions, except ratios)

	Year Ended December 31,
	2007	2006	2005	2004	2003
Earnings:
Income (loss) before income taxes	$41	$9	$(24)	$75	$174
Less: capitalized interest	(43)	(27)	(16)	(9)	(5)
Add:
Fixed charges	333	263	172	113	79
Amortization of capitalized interest	1	1	1	1	—
Adjusted earnings	$332	$246	$133	$180	$248
Fixed charges:
Interest expense	$221	$169	$104	$52	$28
Amortization of debt costs	5	4	3	1	1
Rent expense representative of interest	107	90	65	60	50
Total fixed charges	$333	$263	$172	$113	$79
Ratio of earnings to fixed charges (1)	—	—	—	1.59	3.14

(1)	Earnings were inadequate to cover fixed charges by $1 million, $17 million, and $39 million for the years ended December 31, 2007, 2006 and 2005, respectively.